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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                 AMENDMENT NO. 2

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                            The Interlake Corporation
                            (Name of Subject Company)

                      GKN North America Manufacturing Inc.
                                       and
                         GKN North America Incorporated
                                       and
                                     GKN plc
                                    (Bidders)
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                          Common Stock, $1.00 par value
                                       and
       Series A Convertible Exchangeable Preferred Stock, $1.00 par value
                        (Title of Classes of Securities)
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                            458702107 (Common Stock)
                      (CUSIP Number of Class of Securities)
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                                Seifollah Ghasemi
                      GKN North America Manufacturing Inc.
                              3300 University Drive
                           Auburn Hills, MI 48326-2362
                                 (248) 371-0802
            (Name, Address and Telephone Number of Person Authorized
            to Receive Notice and Communications on Behalf of Bidder)
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                                    Copy to:
                              Bonnie Greaves, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 848-4000

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         GKN plc, a company publicly traded in the United Kingdom and incorporated in England ("GKN"), and its indirect wholly owned subsidiaries, GKN North America Incorporated, a Delaware corporation ("Parent"), and GKN North America Manufacturing Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on December 10, 1998, as amended, with respect to the Purchaser's offer to purchase all outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (including the associated Common Share purchase rights issued pursuant to that certain Rights Agreement dated as of January 26, 1989 between the Company and The First National Bank of Chicago, as Rights Agent, as amended), of The Interlake Corporation, a Delaware corporation (the "Company"), at a price per Common Share of $7.25, net to the seller in cash, and all outstanding shares of Series A Convertible Exchangeable Preferred Stock, par value $1.00 per share (the "Series A Shares"), of the Company, at a price per Series A Share of $1,980.87, net to the seller in cash, in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 10, 1998 and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

                Item 5 is hereby amended and supplemented as follows:

         (a), (e) On December 31, 1998, Parent entered into an agreement with Hoganas Aktiebolag, a Swedish corporation ("HB") granting Parent the right to purchase from HB and HB the right to sell to Parent the 720,000 shares of capital stock, par value $1.00 per share of Hoeganaes Corporation, a Delaware corporation ("Hoeganaes"), owned by HB, which represents all of the stock of Hoeganaes not currently owned by a subsidiary of the Company, for a purchase price of US $65 million. Parent and HB may only exercise such rights during the ninety day period beginning on the twelve-month anniversary of the consummation of the merger. The Company currently owns 2,880,000 shares of capital stock, par value $1.00 per share of Hoeganaes. On January 4, 1999, GKN issued a press release that announced the agreement between Parent and HB. A copy of the press release issued by GKN on January 4, 1999 is filed herewith as Exhibit (a) (13) and is incorporated by reference herein.


Item 11. Material to be Filed as Exhibits.

         Item 11 is hereby amended and supplemented by the addition of the following exhibit thereto:

         Exhibit (a) (13)     Press release issued by GKN on January 4, 1999.





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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 1999


                                               GKN plc


                                               By: /s/ David J. Turner
                                                   -------------------------
                                                    Name: David J. Turner
                                                    Title: Finance Director



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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 1999



                                               GKN NORTH AMERICA
                                               INCORPORATED


                                               By: /s/ Grey Denham
                                                   -------------------------
                                                     Name:  Grey Denham
                                                     Title:  President



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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 1999



                                               GKN NORTH AMERICA
                                               MANUFACTURING INC.


                                               By: /s/ Seifollah Ghasemi
                                                   --------------------------
                                                     Name:  Seifollah Ghasemi
                                                     Title:  Vice President





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                                EXHIBIT INDEX
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 Exhibit (a) (13)     Press release issued by GKN on January 4, 1999.